Power & Digital Infrastructure Acquisition Corp.

321 North Clark Street, Suite 2440

Chicago, Illinois 60654

VIA EDGAR

December 10, 2021

Attention:      Kathryn Jacobson

Robert Littlepage

Edwin Kim

Kathleen Krebs

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Power & Digital Infrastructure Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed November 19, 2021

File No. 333-258720

Ladies and Gentlemen:

Set forth below are the responses of Power & Digital Infrastructure Acquisition Corp. (the “Company” or “XPDI”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 2, 2021, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4, File No. 333-258720, filed with the Commission on November 19, 2021 (the “Preliminary Registration Statement”).

In addition, concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Preliminary Registration Statement on Form S-4 (“Amendment No. 4”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in the responses below correspond to Amendment No. 4, and capitalized terms used but not otherwise defined in the responses below have the meanings given to them in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4 filed November 19, 2021

Consolidated Financial Statements of Core Scientific Holding Co. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-83

1.	Separately disclose on the face of the consolidated Statements of Operations the cost of tangible goods sold and cost of services pursuant to Rule 5-03.2 of Regulation S-X.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-100 of Amendment No. 4 as requested.

Notes to Unaudited Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Fair Value Measurements, page F-87

2.

Regarding the portion of the convertible notes transferred from Level 2 to Level 3, please explain why observable market prices for similar securities are no longer available. In addition, provide a narrative description of the uncertainties from the use of disclosed unobservable inputs and how interrelationships and resultant changes in such inputs can impact fair value measurements. Refer to ASC 820-10-50-2(c)(3) and (g).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages F-109-F-110 of Amendment No. 4 as requested.

4. Notes Payable

Convertible Notes, page F-97

3.

As stipulated in a related risk factor on page 36, please disclose, if so, that at maturity, notes not converted will be owed two times the face value of the note plus accrued interest. Make clear whether the accrued interest is based on your expectation of the unconverted portion of such notes. Further disclose how such settlement provision impacts the fair value of the notes.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has restated the consolidated interim financial statements as of and for the nine-months ended September 30, 2021 and has revised the disclosure on pages 35-36, 94, F-108 and F-120 of Amendment No. 4 as requested.

Exhibits

4.

Please refile Exhibits 10.3, 10.5, 10.6 and 10.7 to include a prominent statement on the first page of each exhibits that certain identified information has been excluded from the exhibit because it is both not material and is the type that the company treats as private or confidential. Refer to Regulation S-K Item 601(b)(10)(iv).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has refiled the exhibits as requested.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Debbie Yee of Kirkland & Ellis LLP at (713) 836-3630.

Sincerely,

POWER & DIGITAL INFRASTRUCTURE ACQUISITION CORP.

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Chief Executive Officer

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